

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 1, 2013

Via U.S. Mail
Mr. David F. Martin
Chief Executive Officer
Essential Telecommunications, Inc.
705 Commerce Street
Southlake, TX 76092

> **Re: Essential Telecommunications, Inc.**
> **Current Report on Form 8-K**
> **Filed March 28, 2013**
> **File No. 0-54825**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the Form 8-K filed with the Commission on March 28, 2013 in which you disclose that on March 26, 2013 you completed a change in control transaction. It is unclear, however, whether the transaction resulted in the acquisition of an operating business, which would have also triggered, among other things, the disclosure requirements of Items 5.06 and 9.01 of Form 8-K. See Section II.D.3 of SEC Release No. 333-8587. With a view towards disclosure, please provide us a materially complete description of all of the aspects of the change in control transaction, including the identity of the person(s) who acquired control, and with a detailed legal analysis of why the transaction would not qualify as a reverse acquisition for purposes of the disclosure requirements of Form 8-K. We may have

additional comments following the review of your response. In addition, if the parties entered into a written agreement in connection with the change in control transaction, please amend the Form 8-K to include Item 1.01 disclosure, and file the agreement as an exhibit to the Form 8-K.

Closing

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

　　　　　　　　　　Very truly yours,

　　　　　　　　　　/s/ Era Anagnosti

　　　　　　　　　　for Pamela A. Long
　　　　　　　　　　Assistant Director